FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated September 10, 2020 titled “Seanergy Maritime Holdings Corp. Announces Open-Market Stock Purchase Plan by the CEO and Additional Shareholder Updates.”

Update on the Number of Outstanding Shares

The Company’s total shares outstanding as of September 10, 2020 were 66,314,985.

Withdrawal of Class D Warrants Listing Application

On September 9, 2020, Maxim Group LLC waived the Company’s obligation pursuant to the Underwriting Agreement dated March 31, 2020 to use reasonable best efforts to effect and maintain, the listing of its Class D Warrants on the Nasdaq Capital Market or any securities exchange or market. The Company has withdrawn the previously announced listing application and does not expect any established trading market to develop for its Class D Warrants.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File Nos. 333-238136, 333-237500, 333-221058, 333-226796, 333-166697, 333-169813 and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)

Dated: September 11, 2020

/s/ Stamatios Tsantanis
By: Stamatios Tsantanis
Chief Executive Officer